UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A. Announces the Commencement of the Exchange Offer Relating to its 8.000% Notes due July 18, 2026.

July 11, 2024— Buenos Aires, Argentina

Telecom Argentina S.A.

Offer to Exchange up to U.S.$200,000,000 Aggregate Principal Amount of the Outstanding

8.000% Notes due July 18, 2026

(CUSIP Nos. 879273 AR1 and P9028N AV3; ISIN Nos. US879273AR14 and USP9028NAV30);

Telecom Argentina S.A. (“Telecom” or the “Company” or “us” or “we”) has priced its international capital markets offering of U.S.$500,000,000 9.500% senior amortizing notes due 2031, (the “New Money Notes”), and hereby announces the commencement of its offer to exchange (the “Exchange Offer”) up to U.S.$200,000,000 in aggregate principal amount (the “Offer Cap”) of its outstanding 8.000% Notes due July 18, 2026 (the “Old Notes”) validly tendered and accepted for exchange for newly issued 9.500% senior amortizing notes due 2031 (the “New Notes”) of Telecom, upon the terms and subject to the conditions set forth in the exchange offer memorandum, dated July 11, 2024 (the “Exchange Offer Memorandum”), and the related eligibility letter (the “Eligibility Letter” and, together with the Exchange Offer Memorandum, the “Exchange Offer Documents”). The New Notes will be issued as Additional New Notes (as defined in the Exchange Offer Memorandum) under the Indenture (as defined in the Exchange Offer Memorandum) pursuant to which the Company expects to issue the New Money Notes.

Only holders of Old Notes who have returned a duly completed electronic Eligibility Letter certifying that they are (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (2) located outside of the United States (other than “U.S. persons” (as defined in Rule 902 under the Securities Act)), who are qualified offerees in other jurisdictions and who are not Argentine Entity Offerees (as defined in the Eligibility Letter) or Non-Cooperative Jurisdiction Offerees (as defined in the Eligibility Letter), (3) “non-U.S. persons” who are Argentine Entity Offerees, (4) “non-U.S. persons” who are Non-Cooperative Jurisdictions Offerees, or (5) “non-U.S. persons” who are Eligible Canadian Holders (as defined in the Eligibility Letter), are authorized to receive the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

Argentine Entity Offerees and Non-Cooperative Jurisdiction Offerees who participate in the Exchange Offer are required to submit a properly completed Agent’s Message (as defined in the Exchange Offer Memorandum) in which such Eligible Holder shall identify itself as Argentine Entity Offeree or Non-Cooperative Jurisdiction Offeree, as the case may be.

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender Old Notes at or prior to the Expiration Date will receive consideration (the “Exchange Consideration”) in the form of either (i) with respect to Eligible Holders who validly tender Old Notes at or prior to the Early Participation Date (as defined below) and whose Old Notes are accepted for exchange by us, the Early Participation Consideration (as defined below) and (ii) with respect to Eligible Holders who validly tender Old Notes after the Early Participation Date, and whose Old Notes are accepted for exchange by us, the Late Participation Consideration (as defined below).

The following table sets forth certain material terms of the Exchange Offer:

Description of Old Notes	CUSIP / ISIN Nos.	Principal Amount Outstanding	Late Participation Consideration(2)	Early Participation Consideration(2)
8.000% Notes due July 18, 2026(1)	Rule 144A: 879273 AR1 US879273AR14 Regulation S: P9028N AV3 USP9028NAV30	U.S.$400,000,000	U.S.$970	U.S.$1000

(1)	The Old Notes are currently listed on the Luxembourg Stock Exchange and traded on its Euro MTD Market and are listed on the Bolsas y Mercados Argentinos S.A and are traded on the Mercado Abierto Electrónico S.A.
(2)	Per U.S.$1,000 principal amount of the Company’s Old Notes validly tendered at or prior to the Expiration Date and accepted for exchange. We will pay accrued and unpaid interest on the Old Notes from the most recent interest payment date in respect of the Old Notes up to, but not including, the applicable Settlement Date (the “Accrued Coupon Payment”), which will be reduced by the interest accrued from the initial issuance date of the New Money Notes (as defined below) up to, but not including the applicable Settlement Date, as further described below. The first interest payment for the New Notes will include accrued interest from the initial issuance date of the New Money Notes. The Exchange Consideration does not include the Accrued Coupon Payment.

Subject to the immediately following paragraph, in addition to the Exchange Consideration, Eligible Holders will also receive the Accrued Coupon Payment consisting of accrued and unpaid interest on Old Notes accepted for exchange in the Exchange Offer from, and including, the last interest payment date for the Old Notes to, but not including, the applicable Settlement Date. The Accrued Coupon Payment will be paid in cash with respect to Old Notes accepted for exchange, subject to any tax withholdings applicable to Argentine Entity Offerees or to Non-Cooperative Jurisdictions Offerees. Interest will cease to accrue on the applicable Settlement Date for all Old Notes accepted in the Exchange Offer.

Interest on the New Notes will accrue from the issuance date of the New Money Notes. Although participants in the Exchange Offer will not hold New Notes prior to the Early Settlement Date, in the case of New Notes issued on the Early Settlement Date, or the Final Settlement Date, in the case of New Notes issued on the applicable Final Settlement Date, the first interest payment on the New Notes will include the interest accrued from the issuance date of the New Money Notes to the applicable Settlement Date. Further, each holder whose Old Notes are accepted for exchange by us will receive a cash payment (reduced as described in the following sentence) representing Accrued Coupon Payment, if any, that has accrued from the most recent interest payment date in respect of the Old Notes up to, but not including, the applicable Settlement Date; provided, that, Eligible Holders of Old Notes will not receive Accrued Coupon Payment that is due and payable on the applicable Settlement Date if the accrued and unpaid interest that is due and payable on the applicable Settlement Date on the New Notes exceeds the Accrued Coupon Payment that is payable on the applicable Settlement Date on such Old Notes. Accrued Coupon Payment payable on Old Notes up to, but not including, the applicable Settlement Date, will be reduced by the interest accrued on the New Notes up to, but not including, the applicable Settlement Date.

The Exchange Offer will expire at 5:00 p.m. (New York City time) on August 8, 2024 (such date and time with respect to the Exchange Offer, as the same may be extended with respect to the Exchange Offer, the “Expiration Date”). In order to be eligible to receive the Early Participation Consideration (as set forth in the table above), Eligible Holders must validly tender and not validly withdraw their Old Notes on or prior to 5:00 p.m., New York City time, on July 24, 2024, unless extended (such date and time, as the same may be extended, the “Early Participation Date”). Eligible Holders who validly tender their Old Notes after the Early Participation Date and on or prior to the Expiration

Date will be eligible to receive only the applicable Late Participation Consideration (as set forth in the table above). Old Notes validly tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 24, 2024, unless extended (such date and time, as the same may be extended, the “Withdrawal Date”), but not thereafter, unless extended by us.

We have a right to elect following the Early Participation Date and on or prior to the Expiration Date a date to accept the Old Notes validly tendered at or prior to the Early Participation Date (the “Early Acceptance Date”), provided that all conditions of the Exchange Offer have been satisfied or, where applicable, waived by us (the “Early Settlement Right”). If we exercise the Early Settlement Right, the Early Acceptance Date will be the date on which we accept for exchange all Old Notes validly tendered at or prior to the Early Participation Date. Assuming that we exercise the Early Settlement Right and all conditions of the Exchange Offer have been satisfied, or where applicable, waived by us, we expect that the Early Acceptance Date will be the first Business Day following the Early Participation Date. If we exercise the Early Settlement Right, the settlement date will be promptly following the Early Acceptance Date (the “Early Settlement Date”) which is expected to occur on the second business day following the Early Participation Date.

The “Final Settlement Date” for the Exchange Offer is expected to be promptly following the Expiration Date. Assuming that the Final Settlement Date is not extended and all conditions of the Exchange Offer have been satisfied or, where applicable, waived by us, we expect that the Final Settlement Date will occur on a date promptly following the Expiration Date. We refer to each of the Early Settlement Date and the Final Settlement Date as a “Settlement Date.”

The acceptance of Old Notes pursuant to the Exchange Offer is subject to the Offer Cap. Telecom is offering to exchange Old Notes (having an aggregate principal amount not to exceed the Offer Cap) that are validly tendered by Eligible Holders for New Notes, upon the terms and subject to the conditions set forth in the Offering Memorandum. We reserve the right, in our sole discretion and subject to applicable law, to increase the Offer Cap without reinstating withdrawal rights or extending the Early Participation Date or the Withdrawal Date with respect to the Exchange Offer.

The following proration procedures will apply to the Exchange Offer:

•	Subject to the Offer Cap, we intend to accept for exchange all Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Participation Date, and will only prorate such Old Notes if the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Participation Date, exceeds the Offer Cap.

•	If the Exchange Offer is not fully subscribed as of the Early Participation Date, Eligible Holders who validly tender Old Notes after the Early Participation Date but at or prior to the Expiration Date may be subject to proration if the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date exceeds the Offer Cap.

•	Subject to the Offer Cap and proration, all Old Notes validly tendered at or prior to the Early Participation Date will be accepted for exchange before any Old Notes validly tendered after the Early Participation Date are accepted for exchange. Furthermore, if the Exchange Offer is fully subscribed as of the Early Participation Date, Eligible Holders who validly tender Old Notes after the Early Participation Date will not have any of their Old Notes accepted for exchange, provided that such Old Notes may be accepted for exchange if we increase the Offer Cap, which we are entitled to do in our sole discretion. There can be no assurance that we will increase the Offer Cap.

•	Old Notes must be tendered on behalf of each beneficial owner due to potential proration.

Telecom’s obligation to accept Old Notes tendered in the Exchange Offer is also subject to the satisfaction of certain conditions applicable to the Exchange Offer including (1) certain customary conditions, including that we will not be obligated to consummate the Exchange Offer upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, (2)  our receipt of aggregate gross proceeds upon completion of the New Money Offering, (3) the likelihood that the New Notes are treated as part of the “same issue” as the New Money Notes for U.S. federal income tax purposes, as determined on the Early Acceptance Date or the Expiration Date, as applicable, and (4) in the case of Argentine Entity Offerees and Non-Cooperative Jurisdiction Offeree, upon its delivery of a properly completed Agent’s Message in which such Eligible Holder shall identify itself as Argentine Entity Offeree or Non-Cooperative Jurisdiction Offeree, as the case may be. Subject to applicable law and limitations described in the Exchange Offer Memorandum, Telecom may waive any of these conditions in its sole discretion. See “Description of the Exchange Offer—Conditions to the Exchange Offer” in the Exchange Offer Memorandum.

The purpose of the Exchange Offer is to acquire a portion of the outstanding Old Notes as part of a plan to extend the maturity profile of our existing debt.

Prior to the commencement of the Exchange Offer, we priced an international capital markets offering of New Money Notes, the consummation of which is subject to customary closing conditions (the “New Money Offering”). We anticipate settling the New Money Offering on July 18, 2024.

Prior to the commencement of the Exchange Offer, we announced the commencement of a cash tender offer (the “Cash Tender Offer”) for up to U.S.$100 million aggregate principal amount of our 8.500% senior amortizing notes due 2025. The Exchange Offer is not conditioned on the successful consummation of the Cash Tender Offer. Similarly, the Cash Tender Offer is not conditioned on the successful consummation of the Exchange Offer.

This announcement is not deemed to be an offer to buy or a solicitation of an offer to sell any of our securities in the New Money Offering or the Cash Tender Offer. Neither the New Money Offering nor the Cash Tender Offer is being made pursuant to this announcement. The New Money Offering and the Cash Tender Offer are being made solely on the terms and subject to the conditions set out in a respective separate offer document.

If and when issued, the New Notes and the New Money Notes will not be registered under the Securities Act, or any state securities law or the securities laws of any other jurisdiction. Therefore, the New Notes and the New Money Notes may not be offered or sold in the United States or to any U.S. persons absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

Morrow Sodali International LLC will act as the Information and Exchange Agent (as defined in the Exchange Offer Memorandum) for the Exchange Offer. Any questions or requests for assistance may be directed to the Information and Exchange Agent via email to telecomargentina@investor.morrowsodali.com, or at the telephone numbers: +1 203 658 9457 (Stamford) or +44 20 4513 6933 (London). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer. The Exchange Offer Documents are available for Eligible Holders at the following web address: https://projects.morrowsodali.com/telecomargentinaexchange.

Subject to applicable law and the requirements of the Luxembourg Stock Exchange on which the Old Notes are listed, the Exchange Offer may be amended, extended or, upon failure of a condition to be satisfied or waived prior to the Expiration Date or Settlement Date, as the case may be, terminated. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the Exchange Offer in accordance with applicable law. We will give Eligible Holders notice of any amendments and will extend the Expiration Date if required by applicable law.

Eligible Holders of Old Notes are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, an Exchange Offer before the deadlines specified in this announcement. The deadlines set by any such intermediary for the submission of tender instructions will be earlier than the relevant deadlines specified in this announcement.

Forward-Looking Statements

All statements in this announcement, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this announcement and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes has been or will be registered under the Securities Act or any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This announcement does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (i) QIBs, (ii) if outside the United States, holders of Old Notes other than U.S. persons and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are Non-U.S. qualified offerees other than Argentine Entity Offerees and Non-Cooperative Jurisdiction Offerees, (iii) Argentine Entity Offerees or (iv)  Non-Cooperative Jurisdiction Offerees who are authorized to participate in the Exchange Offer.

The distribution of materials relating to the Exchange Offer may be restricted by law in certain jurisdictions. The Exchange Offer is void in all jurisdictions where it is prohibited. If materials relating to the Exchange Offer come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offer be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offer shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Notice to Investors in the EEA

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Investors in the UK

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The Information and Exchange Agent for the Exchange Offer is:

Morrow Sodali International LLC
E-mail:	telecomargentina@investor.morrowsodali.com
Exchange Offer Website:	https://projects.morrowsodali.com/telecomargentinaexchange

In London	In Stamford
103 Wigmore Street	333 Ludlow Street,
W1U 1QS	South Tower, 5th Floor
London	Stamford, CT 06902
Telephone: +44 20 4513 6933	Telephone: +1 203 658 9457

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 12, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations